

June 24, 2011

<u>Via Fax</u>

Brian Lawson
Senior Managing Partner and Chief Financial Officer
Brookfield Asset Management Inc
Suite 300
Brookfield Place
181 Bay Street
P.O. Box 762
Toronto, Ontario Canada M5J2T3

> **Re:** **Brookfield Asset Management Inc**
> **Form 40-F**
> **Filed March 31, 2011**
> **Form 6-K**
> **Filed March 24, 2011**
> **File No. 033-97038**

Dear Mr. Lawson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 6-K filed March 24, 2011</u>
<u>2010 Annual Report</u>

<u>Five-Year Financial Review, page 13</u>

1. We note your use of the measure "cash flow from operations" or "net operating cash flow" throughout your document. Please revise your disclosures throughout your document to provide one consistent caption for this measure and to clearly differentiate this measure from cash flow from operations per your consolidated statements of cash flows. Additionally, please explain to us and enhance your disclosure to clarify whether you use this measure as a liquidity or performance measure. To the extent you use this measure as a liquidity measure, explain to us how you determined it would be appropriate to disclose cash flow from operations per share considering the guidance in ASR 142. Finally, as you filed your financial statements and financial review in a 6-K during the current year, it appears that these measures would be subject to Item 10(e) of Regulation S-K. Tell us how you have considered this guidance in preparing your current year disclosures.

<u>Commercial Properties, page 31</u>

2. In future periodic filings, please define "in-place" rental rates. Also include quantitative disclosure on the impact that tenant expense reimbursements and concessions, such as free rent, have on average "in place" rents.

3. Please discuss in greater detail your leasing results for the prior period. In this regard, for lease renewals, please discuss tenant improvements costs, leasing commissions and tenant concessions. Please provide this disclosure on a per square foot basis.

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Operations, page 97</u>

4. Please explain to us how total revenues presented here reconciles to total revenues per footnote 21 to the financial statements.

<u>Notes to Consolidated Financial Statements</u>

<u>10. Investment Properties</u>

5. We note your disclosure that certain adjustments have been made to external valuations conducted by third parties. Please explain to us management's rationale for adjusting valuations done by third party appraisers during the current year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at (202)551-3404 or Tom Kluck, Legal Branch Chief at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck for

Kevin Woody
Accounting Branch Chief